UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter and year ended March 31, 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter and Year ended March 31, 2021

On May 25, 2021, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal fourth quarter of 2021 (i.e. quarter ended March 31, 2021) and for the full fiscal year of 2021 (i.e. year ended March 31, 2021). A copy of the earnings release dated May 25, 2021 is attached hereto as Exhibit 99.1.

B.	Seventh Amendment to MakeMyTrip 2010 Share Incentive Plan

MakeMyTrip’s board of directors has approved an amendment (the “Seventh Amendment”) to MakeMyTrip’s 2010 Share Incentive Plan (the “Plan”) to increase the shares available under the Plan. Effective May 25, 2021, the aggregate number of MakeMyTrip shares available for issuance pursuant to awards under the Plan will increase by 1,850,000 shares. A copy of the Seventh Amendment is attached hereto as Exhibit 99.2.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated May 25, 2021.
99.2	Seventh Amendment to MakeMyTrip 2010 Share Incentive Plan.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated May 25, 2021.
99.2	Seventh Amendment to MakeMyTrip 2010 Share Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2021

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman